Filed Pursuant To Rule 433
Registration No. 333-167132
November 17, 2011
3 Factors Moving Gold Higher
Transcript of Interview with Tony Rochte, managing director of State Street Global Advisors on The
Street.com with Alix Steel
Tony Rochte, managing director of State Street Global Advisors, reveals what has changed in the gold demand landscape over the last 7 years that has made the GLD so popular.
Alix Steel: The GLD is the largest physically backed gold ETF in the world. This year, it briefly surpassed the S&P as the largest ETF. Now it holds more than 1250 tons of gold and is worth more than $70 billion, and it is now seven years old. Now Tony, the GLD has come very far in the seven years it’s been in existence. What investing patterns have changed over the last seven years that have helped the GLD gain prominence?
Tony Rochte: What we see now is a dramatic difference in the use of GLD. Three or four years ago, it was really the fear trade, Alix, and it was a quick tactical trade. What we see more of though, is professional investors, institutions, and financial advisors really using gold as an asset class within their commodities sleeve.
A: Could that also work against gold. however? Paulson ownes 31.5 million shares of the GLD and a lot of traders I talked to are very worried that he sold out of some of his positions. Could that be a negative down the road?
T: It certainty could in that category, but I would say that there are just as many new investors learning about gold as an asset class and accessing that market through GLD every day.
A: Now I want to get your picture on, fundamentally, what is really moved interest into gold, aside from the fact that it is easier way to invest. Obviously, the gold price is a big one, up almost three hundred and fifty percent since 2004, what else?
T: Look, there’s several factors at work and there are advocates on both sides. Inflation is key, the other thing is the weakness in the US Dollar. Whether you have a bullish view or bearish view on the US Dollar, the GLD really provides an exposure for an investor to really access that view. If you look at where real yields are today, relative to inflation some would argue that gold is a very good part of any well diversified portfolio.
A: Now like I said earlier, you know that the GLD holds over 1250 tons right now. In order to get the next bump, the next boost, do we need a fourth catalyst? Do we need something new to enter the market to entice more investors? Have you stalled out?
T: Look, I don’t think we’ve stalled out, and again, despite what the price of gold does, and that’s very difficult to predict, we know for a fact more institutions, more hedge funds, have been using GLD to access the precious metal market in the last 3 to 4 years, and we think that trend may continue. The other thing to recognize, because we live, obviously, in North America and we think a lot about US based investing, but this is really a global play, not just GLD but gold in general. I mean, look at markets like India and Asia, where gold is not just an investment, but is part of the culture. In the way in which they invest, it is very important. We think that, obviously, can be another catalyst for future growth globally.
A: Ok thanks, Tony, really appreciate it. So we’ll see where the GLD is in the next 7 years. See if it can double from here. Thanks so much.
http://www.thestreet.com/video/11309790/3-factors-moving-gold-higher.html#1274578666001

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